SUB-ITEM 77D


The Board of Trustees of MFS Special Value Trust (MFV) has approved changes to the investment objective and policies of the fund.
Effective December 21, 2007, MFVs investment objective of seeking an annual distribution rate of 10% while seeking opportunities for capital appreciation was revised to provide that MFV will seek high current income but may also consider capital appreciation. Significant changes to MFVs principal investment strategies are described below.

The following percentage limitations on certain types of investments have been eliminated to allow the portfolio manager more flexibility to invest in appropriate securities:

Less than 10% in foreign, including stable foreign governments;
Less than 30% in securities lending;
Less than 30% in when-issued; and
With respect to 50% of the funds assets, not more than 10% of voting securities in any one issuer.


The funds principal investment strategy states, The fund normally invests primarily in debt instruments and may invest up to 100% of its assets in lower quality debt instruments.